Exhibit 3.4

CERTIFICATE OF FORMATION

OF

CENTERPOINT ENERGY RESTORATION BOND COMPANY, LLC

This Certificate of Formation of CenterPoint Energy Restoration Bond Company, LLC (the “Company”) is being executed and filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. Code § 18-101, et seq.).

ARTICLE I

The name of the Company is CenterPoint Energy Restoration Bond Company, LLC.

ARTICLE II

The address of the registered office of the Company in the County of New Castle, State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the name of the registered agent of the Company at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of August 6, 2009.

/S/ RICHARD B. DAUPHIN
Richard B. Dauphin, Authorized Person